Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption "Experts" in this Registration Statement (Form S-3) and related Prospectus of Republic Services, Inc. for the registration of debt securities, common stock, preferred stock, warrants, stock purchase contracts, stock purchase units, and subscription rights and to the incorporation by reference therein of our reports dated February 13, 2025, with respect to the consolidated financial statements of Republic Services, Inc., and the effectiveness of internal control over financial reporting of Republic Services, Inc., included in its Annual Report (Form 10-K) for the year ended December 31, 2024, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

Phoenix, Arizona

April 24, 2025